787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 31, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.

(Securities Act File No. 333-173819, Investment Company Act File No. 811-04700)

Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to verbal comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) on May 18, 2012, to the undersigned of our firm regarding the filing of a post-effective amendment to a registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, comments provided are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Prospectus

Investment Objectives and Policies

(1) Comment: The Statement of Operations in the Fund’s annual report indicates that the Fund invests in futures contracts and swap contracts. Please include disclosure on futures contracts and swap contracts in the Investment Objectives and Policies section of the Fund’s prospectus.

Response: The requested change has been made. Disclosure related to swap contracts has been added to the “Investment Objectives and Policies – Certain Investment Practices” section of the Fund’s prospectus. The Fund respectfully notes that disclosure related to “Futures Contracts and Options on Futures” is currently included in the “Investment Objectives and Policies – Certain Investment Practices” section of the Fund’s prospectus.

Securities and Exchange Commission

May 31, 2012

Summary of Fund Expenses

(2)	Comment: Please confirm whether the numbers in the fee table are correct.

Response: As discussed with Ms. Hatch on May 24, 2012, the fee table has been revised to reflect current fees and expenses.

(3)	Comment: Please confirm whether the numbers in the example are correct.

Response: As discussed with Ms. Hatch on May 24, 2012, the example has been revised to reflect current fees and expenses.

*    *    *    *

The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.

Agnes Mullady, The Gabelli Equity Trust Inc.

Molly A.F. Marion, The Gabelli Equity Trust Inc.

Sonia K. Kothari, Esq., The Gabelli Equity Trust Inc.

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP